FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 2nd August 2011

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to transactions notified in accordance with DR 3.1.4 R(1)(a)

Date of Notification:	2 August 2011
Today’s date:	2 August 2011
Name of Issuer:	Royal Dutch Shell plc ("RDS|)
Date of transactions:	1 August 2011

Name of Directors / PDMRs:

Peter Voser

Class of security:

Royal Dutch Shell plc Class A ordinary shares ("RDSA")

Nature of the transactions:

1.

The delivery of vested awards amounting to 54,354 RDS Class A ordinary shares under the Restricted Share Plan ("RSP"). Awards dated 1 August 2008. In accordance with the terms of the RSP, the Director/PDMR referred to above received cash in lieu of shares on the basis of a share price of €25.60 per RDSA share.

2.	Purchase of 30,000 RDS A shares

Consideration for the transactions:

1.	No consideration has been paid by the Director / PDMR for the delivery of the vested award.
2.	€25.85 per RDS A share

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

+ 44 (0) 20 7934 2817

Note

Restricted Share Plan ("RSP")

Under the Restricted Share Plan (RSP) awards are made on a highly selective basis to senior staff. Executive Directors became eligible to receive awards under the RSP following shareholder approval at the 2008 Annual General Meeting. Shares are awarded subject to a three-year retention period. The shares, together with additional shares equivalent to the value of the dividends payable over the retention period, are released to the individual at the end of the three-year period. Further details of the RSP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2010.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 2 August 2011